NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES New York Stock Exchange LLC (‘NYSE’ or the 'Exchange') hereby notifies the Securities and Exchange Commission (the 'Commission') of its intention to remove the Common Stock of Forest Oil Corporation (the ‘Company’) from listing and registration on the Exchange on January 26, 2015, pursuant to the provisions of Rule 12d2-2(b) because, in the opinion of the Exchange, the Common Shares are no longer suitable for continued listing and trading on the Exchange. 1. Section 703.08(E) of the Listed Company Manual (the ‘Manual’) states, in part, that the Exchange will refuse to list additional equity securities of a listed company in a transaction considered to be a ‘back door listing’ i.e. resulting from a merger, acquisition or consolidation which has the effect of circumventing its standards for original listing. Accordingly, when an unlisted company proposes to combine with, or merge into, a listed company under circumstances which, in the opinion of the exchange, constitute an acquisition of a listed company by an unlisted company, the resulting company must meet the standards for original listing. If the resulting company would not qualify for original listing, the Exchange will refuse to list additional shares of the listed company transaction. On December 16, 2014, the Company completed its merger with privately owned Sabine Oil & Gas LLC. The resultant Company did not meet original listing standards pursuant to Section 102.01 of the Manual, as would be required in the case of a ‘back door listing’. In addition, the Company previously fell below the NYSE’s continued listing standard in Section 802.01C of the Listed Company Manual requiring listed companies to maintain an average closing price per share of not less than $1.00 over a consecutive 30 trading day period. 2. The Exchange, on December 16, 2014, determined that the Common Stock should be suspended from trading and directed the preparation and filing with the Commission of this application for the removal of the Common Stock from listing and registration on the Exchange. The Company was notified by letter on December 16, 2014. 3. Pursuant to the above authorization, a press release was issued on December 16, 2014, and an announcement was made on the 'ticker' of the Exchange on December 16, 2014. Similar information was included on the Exchange's website. Trading in the Common Shares was suspended on December 16, 2014. The Company had a right to appeal to the Committee for Review (the ‘Committee’) of the Board of Directors of NYSE Regulation, the determination to delist the Common Stock, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of the delisting determination. The Company did not file such request within the specified time period. Consequently, all conditions precedent under SEC Rule 12d2-2(b) to the filing of this application have been satisfied.